Exhibit 12

Genworth Life and Annuity Insurance Company

Statement of Ratio of Income to Fixed Charges

(Dollar amounts in millions)

	Six months ended June 30, 2007	Years ended December 31,
		2006	2005	2004	2003	2002
Income before income taxes and equity in net income of unconsolidated subsidiary	$238.8	$548.0	$418.5	$367.3	$242.6	$506.8

Fixed charges:
Interest expense (1)	91.1	134.0	48.7	24.5	43.5	43.8
Interest portion of rental expense	1.6	2.9	2.6	2.5	2.7	2.2

Subtotal	92.7	136.9	51.3	27.0	46.2	46.0
Interest credited to investment contractholders	264.6	496.7	456.0	487.0	742.5	815.0

Total fixed charges	357.3	633.6	507.3	514.0	788.7	861.0

Income available for fixed charges (including interest credited to investment contractholders)	$596.1	$1,181.6	$925.8	$881.3	$1,031.3	$1,367.8

Income available for fixed charges (excluding interest credited to investment contractholders)	$331.5	$684.9	$469.8	$394.3	$288.8	$552.8

Ratio of income to fixed charges (including interest credited to investment contractholders)	1.67	1.87	1.82	1.71	1.31	1.59
Ratio of income to fixed charges (excluding interest credited to investment contractholders)	3.58	5.00	9.17	14.61	6.25	12.01

(1)	Interest expense does not include interest expense related to our unrecognized tax benefits as further described in note 2 under “Item 1—Condensed Consolidated Financial Statements.”